SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 12, 2012

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

DISCOVERY OF OIL AND GAS IN THE PROVINCE OF SANTA CRUZ

Buenos Aires, November 12, 2012 – Petrobras Argentina S.A. (Buenos Aires: PESA; NYSE: PZE) announces the discovery of a new gas and oil field in the northern area of Puesto Peter Exploitation Concession, located in the province of Santa Cruz.

The gas and oil discovery in the Springhill Formation, at a depth of 3,255 meters, was made while drilling Estancia Campos x-1 exploration well, located approximately 140 km northwest of the city of Río Gallegos.

Preliminary test results indicate the presence of gas and oil, with estimated reserves of approximately 11 million barrels of oil equivalent in the discovered field.

Estancia Campos is the second discovery within Puesto Peter concession area which also includes another field in the central and southern area, with a daily production of 78 cubic meters of oil and 240,000 cubic meters of gas in the Magallanes Formation, at a depth of 1,800 meters.

Petrobras Argentina is the operator of the joint venture for the exploitation of oil and gas under the concession, which joint venture is also composed of Compañía General de Combustibles S.A., holding 71% and 29% interest, respectively.

This is the second discovery announced by Petrobras in 2012 and in the province of Santa Cruz. In June the Company announced the successful drilling of La Cancha x-1 exploration well, located in the Agua Fresca Concession.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 11/12/2012

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney